PRESS RELEASE

TESMA ANNOUNCES STRONG SECOND QUARTER GROWTH
DESPITE WEAKENED INDUSTRY VOLUMES

August 5, 2003, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA), a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, today reported financial results for the three and six-month periods ended June 30, 2003.

	Three months Ended June 30		Six months Ended June 30
(U.S. dollars in millions except per share and share figures)
	2003	2002	2003	2002
Sales	$ 278.8	$ 242.3	$ 546.2	$ 453.5
Income before income taxes	$ 31.2	$ 28.1	$ 55.6	$ 48.9
Net income	$ 21.3	$ 18.3	$ 37.6	$ 32.2
Operating cash flow	$ 39.2	$ 32.1	$ 68.7	$ 54.6
Diluted earnings per share	$ 0.66	$ 0.61	$ 1.16	$ 1.08
Weighted average number of shares outstanding on a diluted basis (in millions)	32.5	29.9	32.5	29.8

Second Quarter Operating Highlights

For the second quarter, sales increased by 15% to $278.8 million compared to $242.3 million for the same period a year ago. Excluding the impact of strong gains by the Canadian dollar, euro and Korean won relative to the U.S. dollar during the period, our production sales grew by approximately 5% during a period in which North American vehicle production volumes declined by 9% and European volumes remained substantially unchanged. This growth was achieved through continued improvement in our content per vehicle in both North America and Europe, by 25% and 7% to $43.12 and 15.53, respectively, as new programs continue to launch and volumes ramp up.

Our strong sales resulted in net income growth of 16% to $21.3 million compared to $18.3 million a year ago. Similarly, diluted earnings per share increased by 8% to $0.66, despite an increase in the number of diluted shares by 9%.

A more detailed discussion of our consolidated results for the quarter and year-to-date periods ended June 30, 2003 is contained in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

Dividends

Today, our Board of Directors declared a dividend in respect of the quarter ended June 30, 2003 of Cdn $0.16 per share on our Class A Subordinate Voting and Class B Shares, payable on or after September 15, 2003 to shareholders of record on August 29, 2003. The Board elected to continue to declare and pay the quarterly dividend in Canadian dollars recognizing that the majority of our shares are currently held by Canadian resident investors and our Class A Subordinate Voting Shares trade predominantly on The Toronto Stock Exchange.

Outlook

As expected, second quarter North American OEM vehicle production volumes were down 9% over the same period a year ago. Among the 'Big Three', production volume reductions ranged from 9% to 13%, with General Motors (GM), our largest customer, experiencing declines of approximately 12%. Production volumes for the 'New Domestics' remained consistent with the previous year. Additionally, despite lower overall production levels, light vehicle inventories exceeded the 60 day level throughout the second quarter. As a result, we remain guarded about the short-term production outlook for North America and, based on industry forecasts, we anticipate that production volumes will approximate 3.7 million units in the third quarter (7.6 million for the second half of 2003) and 15.9 million units for the full 2003 fiscal year. Similarly, in Europe, we are anticipating that production will weaken somewhat in the second half, particularly towards the end of the year. We expect 3.7 million vehicles to be produced in Europe in the third quarter and 16.0 million for the full 2003 fiscal year. In spite of these forecasts, our content per vehicle is increasing and we expect to experience overall sales growth in excess of 15% (including the impact of foreign exchange at the current rates in effect) for our fiscal year ending December 31, 2003.

'The positive momentum generated in the first quarter has continued,' stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. 'Our content per vehicle continues to grow in both of our major markets as we launch more complex modules and systems, including an integrated engine front cover module for GM's High Feature V6 engine which incorporates more value-added components than the current covers we already supply. We are extremely proud of this program, as it represents a prime example of the execution of our overall strategy of supplying more highly-engineered modules and system solutions for our customers. This trend will continue with the award (as announced in our first quarter) of another engine front cover module, water pump and oil pan for GM's 3.9L engine (used in their higher volume midsize car platforms) and further growth in our customer base with the award of another front cover module for Hyundai's V6 engine program. By maintaining a strong emphasis on the design, testing and manufacturing of value-added, highly-engineered and proprietary products, Tesma remains well positioned to meet and exceed the requirements of its customers around the globe.'

Tesma employs over 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and four focused tooling, design and R&D centres in each of our Engine, Transmission and Fuel Technologies groups.

Tesma will hold a conference call to discuss its second quarter fiscal 2003 results on August 6, 2003 at 9:00 a.m. EST. The numbers for this call are 416-640-4127 (local/overseas) or 1-800-814-4853 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on August 20, 2003. The numbers for the replay are 416-640-1917, reference number 21007161 (local/overseas) or 1-877-289-8525, reference number 21007161 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30-day period.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain 'forward-looking statements' within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include the items listed in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto. In addition, for a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We specifically note that the evaluation of the viability of the operations of our Eralmetall die-casting facility (completion of which is pending the final resolution of certain ongoing initiatives) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tes.pres@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC. CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands)
As at	June 30 2003	December 31 2002
		(audited)
		(restated - see Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$ 186,064	$ 135,080
Accounts receivable (Note 5)	182,705	146,192
Inventories	88,421	74,924
Current future tax assets	231	190
Prepaid expenses and other	8,704	8,208
	466,125	364,594
Capital assets (Note 5)	288,715	273,105
Goodwill (Note 2)	13,832	13,609
Other assets	4,362	5,014
Future tax assets	565	450
	$ 773,599	$ 656,772

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$ 49,192	$ 46,086
Accounts payable (Note 5)	85,208	77,574
Accrued salaries and wages (Note 3)	30,309	21,015
Other accrued liabilities (Note 5)	28,275	24,156
Dividends payable	-	3,251
Income taxes payable	1,046	9,578
Current future taxes payable	2,222	656
Long-term debt due within one year	2,959	1,799
	199,211	184,115
Long-term debt	56,320	47,565
Future tax liabilities	21,984	14,844

SHAREHOLDERS' EQUITY
Class A Subordinate Voting Shares, authorized: unlimited (Note 3) (issued: 18,120,429; December 31, 2002 - 18,110,429)	$ 197,863	$ 197,701
Class B Shares, authorized: unlimited (Note 3) (issued: 14,223,900; December 31, 2002 - 14,223,900)	1,894	1,894
Retained earnings	257,018	225,678
Currency translation adjustment	39,309	(15,025)
	496,084	410,248
	$ 773,599	$ 656,772
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (U.S. dollars in thousands, except share and per share figures) (unaudited)
	THREE MONTHS ENDED June 30		SIX MONTHS ENDED June 30
	2003	2002	2003	2002

Sales (Note 5)	$ 278,846	$ 242,312	$ 546,219	$ 453,520
Cost of goods sold (Note 5)	215,322	186,757	427,839	350,174
Selling, general and administrative expenses (Notes 5 and 6)	16,488	14,038	32,536	28,573
Depreciation and amortization	12,797	10,022	24,065	19,367
Affiliation and social fees (Note 5)	3,222	2,813	6,208	5,237
Interest, net (Note 5)	(156)	624	(76)	1,296
Income before income taxes	31,173	28,058	55,647	48,873
Income taxes	9,911	9,805	18,072	16,696
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	21,262	18,253	37,575	32,177
Retained earnings, beginning of period	239,582	193,120	225,678	182,150
Dividends on Class A Subordinate Voting Shares and Class B Shares	(3,826)	(3,003)	(6,235)	(5,957)
Retained earnings, end of period	$ 257,018	$ 208,370	$ 257,018	$ 208,370
Earnings per Class A Subordinate Voting Share or Class B Share Basic Diluted	$0.66 $0.66	$0.62 $0.61	$1.16 $1.16	$1.09 $1.08
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) Basic Diluted	32.3 32.5	29.4 29.9	32.3 32.5	29.4 29.8
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF CASH FLOW (U.S. dollars in thousands) (unaudited)
	THREE MONTHS ENDED June 30		SIX MONTHS ENDED June 30
	2003	2002	2003	2002

CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES
Net income	$ 21,262	$ 18,253	$ 37,575	$ 32,177
Items not involving current cash flows	17,948	13,815	31,079	22,450
	39,210	32,068	68,654	54,627
Net changes in non-cash working capital	(11,655)	1,312	(24,213)	2,247
	27,555	33,380	44,441	56,874

INVESTING ACTIVITIES
Capital asset additions	(15,021)	(15,929)	(33,176)	(36,440)
Proceeds on disposal of capital and other assets (Note 5)	549	247	26,622	465
Decrease (increase) in other assets	199	(858)	101	(1,549)
Increased investment in subsidiaries (Note 2)	-	-	-	(500)
	(14,273)	(16,540)	(6,453)	(38,024)

FINANCING ACTIVITIES
Dividends paid on Class A Subordinate Voting Shares and Class B Shares	(3,826)	(2,981)	(9,535)	(5,912)
Increase (decrease) in bank indebtedness	(6,115)	3,651	(2,358)	6,603
Proceeds from long-term debt	3,412	-	3,477	-
Repayments of long-term debt	(285)	(921)	(634)	(1,646)
Issuance of Class A Subordinate Voting Shares	162	274	162	1,175
	(6,652)	23	(8,888)	220
Effect of exchange rate changes on cash and cash equivalents	13,262	2,484	21,884	2,423
Net increase in cash and cash equivalents during the period	19,892	19,347	50,984	21,493
Cash and cash equivalents, beginning of period	166,172	30,597	135,080	28,451
Cash and cash equivalents, end of period	$ 186,064	$ 49,944	$ 186,064	$ 49,944
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Change

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2002 Report to Shareholders except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective January 1, 2003. In accordance with Canadian generally accepted accounting principles (under EIC-130), the Company is required to restate all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Utilizing this method, the comparative consolidated statements of income and cash flows for the three and six-month periods ended June 30, 2002 were translated into U.S. dollars using an average rate for the period of Cdn $1.5527 and Cdn $1.5734 per U.S. $1.00, respectively, and the comparative consolidated balance sheet at December 31, 2002 was translated using the prevailing rate at December 31, 2002 of Cdn $1.5684 per U.S. $1.00.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the five-month period ended December 31, 2002, as contained in the Company's 2002 Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at June 30, 2003 and the results of operations and cash flows for the three and six-month periods ended June 30, 2003 and 2002.

2.       Business Acquisitions

Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $2.6 million in respect of the five-year period commencing February 1, 1998 if Sterling Heights achieved certain predetermined levels of earnings.  The Company has recognized the full $2.6 million in additional purchase consideration to December 31, 2002 as earnings have exceeded the predetermined levels in each of the five years.  During the comparative six-month period ended June 30, 2002, $0.5 million was paid out and recorded as additional goodwill under these provisions

3.       Capital Stock

(a) Class A Subordinate Voting Shares and Class B Shares

The Company's share structure has remained consistent with that in place as at December 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 12 'Capital Stock' of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
(U.S. dollars in thousands, except shares)	Number of Shares	Stated Value	Number of Shares	Stated Value

Balance, December 31, 2002	18,110,429	$197,701	14,223,900	$1,894
Exercise of incentive stock options	10,000	162	-	-
Balance, June 30, 2003	18,120,429	$197,863	14,223,900	$1,894

(b) Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in Note 12 'Capital Stock' of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average exercise price

Balance, December 31, 2002	1,249,850	$10.50 - $31.74	$23.96
Granted	-	-	-
Exercised	(10,000)	$17.25 - $26.00	$21.89
Expired	(11,500)	$19.00 - $26.00	$25.09
Balance, June 30, 2003	1,228,350	$10.50 - $31.74	$23.96
Exercisable at June 30, 2003	827,550	$10.50 - $31.74	$22.54

The Company measures compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by the appropriate standard under Canadian generally accepted accounting principles. When stock options are issued to non-employees or to directors for services provided outside of their role as directors, compensation expense is recorded.

As required under this standard, for stock award plans not accounted for at fair value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. As prescribed in the applicable standard, the recommendations could be applied on initial adoption to awards granted on or after the date of adoption and accordingly, the Company has estimated the fair value of all options granted after August 1, 2002 using the following weighted average assumptions:

Risk free interest rate	4.5%
Expected dividend yield	2.0%
Expected volatility	24%
Expected life of options (years)	5

The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of providing proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate

Voting Share or Class B Share for the three and six-month periods ending June 30, 2003 (after valuing all stock options issued on or after the date of adoption) would have been as follows:

	Three months ended June 30, 2003	Six months ended June 30, 2003
(U.S. dollars in thousands, except per share figures)

Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares	$ 21,248	$ 37,549
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$0.66	$1.16
Diluted	$0.66	$1.16

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at June 30, 2003 were exercised:

Number of Shares

Class A Subordinate Voting Shares outstanding at June 30, 2003	18,120,429
Class B Shares outstanding at June 30, 2003	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,228,350
33,572,679

The maximum number of shares reserved to be issued for stock options is 4,000,000 Class A Subordinate Voting Shares, of which 1,021,500 are reserved and unoptioned as at June 30, 2003. Effective March 24, 2003, the Company's Board of Directors approved an increase in the maximum number of shares reserved to be issued for stock options from 3,000,000 to 4,000,000 Class A Subordinate Voting Shares. All regulatory and other approvals required for this increase have been received, including approval by the shareholders of the Company at the annual and special meeting of shareholders that was held on May 6, 2003.

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact these DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense and records the associated liability in the period they are issued. The value of all DSUs outstanding and the associated liability are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's shares.

During the six-month period ended June 30, 2003, $0.1 million (June 30, 2002 - $0.2 million) was recorded as compensation expense (including the revaluation of the DSUs to their fair values at the period end) and no amounts were paid out under this plan. At June 30, 2003, there were 25,472 DSUs (December 31, 2002 - 19,551) having a total value of $0.5 million (December 31, 2002 - $0.3 million) that were issued and outstanding.

4.       Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the December 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosure:

Three months ended:
June 30, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$216,860	$61,916	$6,403	$285,179
Intersegment sales	5,273	996	64	6,333
Sales to external customers	$211,587	$60,920	$6,339	$278,846
Depreciation and amortization	$9,900	$2,016	$881	$12,797
Interest, net	$(774)	$288	$330	$(156)
Income before income taxes	$27,729	$4,406	$(962)	$31,173
Capital assets, net	$199,744	$56,340	$32,631	$288,715
Capital asset additions	$9,426	$1,774	$3,821	$15,021
Goodwill, at carrying value	$13,131	$701	$-	$13,832
June 30, 2002
Total Sales	$190,174	$46,142	$8,655	$244,971
Intersegment sales	2,315	344	-	2,659
Sales to external customers	$187,859	$45,798	$8,655	$242,312
Depreciation and amortization	$7,415	$1,882	$725	$10,022
Interest, net	$249	$179	$196	$624
Income before income taxes	$25,204	$2,148	$706	$28,058
Capital assets, net	$199,617	$56,210	$23,996	$279,823
Capital asset additions	$10,768	$4,558	$603	$15,929
Goodwill, at carrying value	$12,519	$896	$-	$13,415

Six months ended:
June 30, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$424,833	$119,719	$13,232	$557,784
Intersegment sales	9,994	1,484	87	11,565
Sales to external customers	$414,839	$118,235	$13,145	$546,219
Depreciation and amortization	$18,417	$3,878	$1,770	$24,065
Interest, net	$(1,261)	$607	$578	$(76)
Income before income taxes	$49,142	$8,122	$(1,617)	$55,647
Capital assets, net	$199,744	$56,340	$32,631	$288,715
Capital asset additions	$18,416	$6,866	$7,894	$33,176
Goodwill, at carrying value	$13,131	$701	$-	$13,832
June 30, 2002
Total Sales	$359,257	$83,504	$16,020	$458,781
Intersegment sales	4,557	704	-	5,261
Sales to external customers	$354,700	$82,800	$16,020	$453,520
Depreciation and amortization	$14,392	$3,573	$1,402	$19,367
Interest, net	$615	$232	$449	$1,296
Income before income taxes	$41,970	$5,676	$1,227	$48,873
Capital assets, net	$199,617	$56,210	$23,996	$279,823
Capital asset additions	$26,168	$9,374	$898	$36,440
Goodwill, at carrying value	$12,519	$896	$-	$13,415

5. Related Party Transactions

The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, and other companies under Magna's control as follows:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
(U.S. dollars in thousands)

Sales [i]	$2,179	$3,366	$4,105	$6,959
Purchases of materials [i]	$2,976	$2,220	$3,813	$3,019
Facility rentals [i]	$793	$205	$1,358	$417
Affiliation fee [ii]	$2,745	$2,414	$5,366	$4,526
Social fee [iii]	$477	$399	$842	$711
Other specific charges [iv]	$370	$368	$904	$1,419
Interest (net)	$4	$6	$4	$9

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	June 30, 2003	December 31, 2002
[U.S. dollars in thousands]
Accounts receivable [i]	$2,632	$ 988
Accounts payable and other accrued liabilities [i]	$2,457	$3,110

[i] Sales to, purchases from, and rental payments to, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

[ii] The Company is party to an amended and restated affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). Under the terms of this agreement, affiliation fees payable to Magna are calculated as one percent of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years).

[iii] Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. This agreement became effective for a period of seven years and five months commencing August 1, 2002 and expiring on December 31, 2009 (subject to annual renewals thereafter).

[iv] Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna. These services include, but are not limited to: specialized legal, environmental, treasury, information technology and employee relations services, and an allocated share of the facility and overhead costs dedicated to providing these services.

[v] Other transactions

a)       On January 31, 2003, the Company completed a sale and leaseback transaction with MI Developments Inc. (MID), a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus which includes the corporate office building and the lead manufacturing facilities in each of the Company's Engine and Transmission Technologies groups (and contained in the Company's North American Automotive segment). This transaction was approved by the Company's Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) was sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, the Company entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and is required to make lease payments of approximately $2.4 million per year. In addition, under the terms of the transaction, all construction management fees (including carrying charges) billed in fiscal 2002 by MID to the Company on account of this project were refunded.

b)       Effective January 1, 2003, the Company's Austrian subsidiary transferred certain assets and activities into an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components. Effective the same date, the Company acquired a minority equity ownership interest in this entity and will participate in its ongoing activities to the extent of this equity ownership interest.

c)       During the comparative quarter a year ago, the Company purchased $0.1 million ($0.2 million year-to-date) of products and services from, and sold $0.1 million ($0.1 million year-to-date) of products and services to, a company controlled by the Vice Chairman and CEO of the Company (on normal commercial terms). During the current quarter ended June 30, 2003, $0.6 million of advances due from this company were repaid in full. As a result at June 30, 2003, $nil million (December 31, 2002- $0.5 million) was outstanding from this company.

6. Foreign Exchange

The Company continues to account for foreign exchange as detailed in the 'Significant Accounting Policies' in the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders, except as described in Note 1 to these unaudited consolidated interim financial statements.

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
(U.S. dollars in thousands)

Foreign exchange gains	$ 753	$ 529	$ 712	$ 484

7. Comparative Figures

Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
FOR THE SIX MONTHS ENDED JUNE 30, 2003

Tesma International Inc. designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. We employ approximately 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and four focused tooling, design and R&D centres located within each of our Engine, Transmission and Fuel Technologies groups.

The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the three and six-month periods ended June 30, 2003 and 2002 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the five-month period ended December 31, 2002 and management's discussion and analysis in our December 31, 2002 Report to Shareholders.

CHANGE IN REPORTING CURRENCY

Effective January 1, 2003, we implemented the previously announced change in our financial reporting currency from the Canadian dollar to the United States dollar (U.S. dollar). This change will enable our financial performance to be compared more readily to that of our peer group in the global automotive industry. This change in reporting currency has been implemented in accordance with Canadian generally accepted accounting principles (CDN GAAP) as described in Note 1 of the interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted.

OVERVIEW

Our strategic objective is to be recognized as the world's pre-eminent powertrain systems supplier. Our ability to develop and manufacture individual components and to assemble them as highly engineered modules and systems places us at the forefront of industry trends towards modularization and outsourcing. Our reputation for product quality and reliability, our strong customer relationships and our world-class development and manufacturing capabilities help position us to achieve this objective.

The positive momentum of our first quarter continued. We maintained our track record of continuing year-over-year sales growth since going public, despite significant OEM production declines at our largest customers in the North American market. Our content per vehicle grew in both of our major markets as we continue to launch more complex and value-added modules and systems including an integrated engine front cover module for General Motors' (GM) High Feature V6 engine which incorporates more value-added components than any other cover we currently produce. We are extremely proud of this program as it is a clear example of the successful execution of our strategy of supplying more highly engineered modules and system solutions for our customers. This trend is expected to continue with the award (as announced in our first quarter) of another engine front cover module, water pump and oil pan, for GM's 3.9L engine used in their higher volume midsize car platforms and more recently the selection of our Korean facility by Hyundai Motor Company to supply front cover modules for a new V6 engine program currently under development. In addition, we continue to pursue opportunities to improve our overall manufacturing productivity and reduce costs for our global customer base.

Our financial position continues to be strong. Our well capitalized balance sheet with considerable cash resources keep us well-positioned to capitalize on new business opportunities and meet the growing trend towards outsourcing of complete powertrain modules and systems. We continue to examine various opportunities and potential acquisition targets, but remain committed to ensuring each meet our strategic goals and provides long-term returns, which will create shareholder value.

As communicated in our first quarter, we have undertaken several initiatives that will help us determine whether the long-term prospects for Eralmetall will meet our strategic and economic objectives. Although we had originally targeted to complete this review in the first half of 2003, certain initiatives with our customers, employees and local governments are still in the final stage of negotiations, the outcomes of which are critical to the final evaluation of the viability of these operations. We remain committed to making the best decision for all stakeholders and cannot proceed with any final decision until all negotiations have been completed.

DISCUSSION OF THE RESULTS

Foreign Currency Exchange Rates

As substantially all of our operations have functional currencies other than the U.S. dollar, our reported results in U.S. dollars (after the change in reporting currency as discussed above) can be affected by movements in the exchange rates for the Canadian dollar, euro, Swiss franc and Korean won, relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will primarily depend on, and vary directly with, the size of the fluctuations, relative to the U.S. dollar, of the underlying currencies in our Canadian, European and Korean-based operations.

The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative periods were as follows:

	Q2 2003	Q2 2002	%r	YTD 2003	YTD 2002	%r
Canadian dollar	0.7171	0.6441	+11%	0.6895	0.6357	+8%
Euro	1.1391	0.9211	+24%	1.1059	0.8991	+23%
Korean won	0.000828	0.000795	+4%	0.000831	0.000778	+7%

The exchange rates in effect at the end of the current quarter, the end of the previous quarter and at our December 2002 year end were as follows:

Rates at the end of the period	Jun 2003	Mar 2003	Dec 2002
Canadian dollar	0.7413	0.6813	0.6376
Euro	1.1431	1.0762	1.0411
Korean won	0.000837	0.000794	0.000835

Vehicle Production Volumes

North American vehicle production volumes, as historically reported, included medium and heavy trucks. Effective January 1, 2003, we have changed our reporting basis to include light vehicles only. This change conforms our reporting with most of our industry peers. All comparative period North American vehicle production and content per vehicle amounts have been restated to conform with this new presentation. On this basis, North American vehicle production volumes for the quarter totaled approximately 4.2 million units, a 9% decrease over the 4.6 million units produced in the same period a year ago. This was especially true for GM, our largest customer, whose production volumes were down 12% in the quarter compared to a year ago. For the first six months of the year, overall North American vehicle production volumes were down 4%, or 0.3 million units, to 8.3 million units.

The European market was essentially flat, as vehicle production of 4.3 million units for the quarter remained consistent with the prior year. However some of our largest customers, including DaimlerChrysler, Fiat, and the Volkswagen Group (VW) experienced declines ranging from 2% to 10% during this period. For the first two quarters, European vehicle production was consistent with the prior year at approximately 8.6 million units.

Sales

Our consolidated sales in the quarter increased by 15% to $278.8 million from $242.3 million in the same period last year. Sales for the six-month period totaled $546.2 million, an increase of 20% from $453.5 million for the first six months of 2002. Of this increase, $31.6 million ($52.6 million year-to-date), or approximately 87% (57% year-to-date) of the overall growth, was primarily the result of higher translated sales on the strength of the Canadian dollar and euro relative to the U.S. dollar.

Our North American operations consist of 15 manufacturing facilities (13 in Canada and 2 in the U.S.) employing 3,500 employees. These operations reported sales of $216.9 million for the quarter, up 14% from $190.2 million in the same period a year ago and reported sales of $424.8 million for the six-month period, up 18% from $359.3 million in the first two quarters of the prior year. The stronger Canadian dollar accounted for approximately $19.6 million ($29.4 million for the six-month period) or 73% (45% for the six-month period) of this growth. The remaining increase in the quarter of $7.1 million ($36.1 million year-to-date), represents true native currency growth of 4% over the prior year (10% for the first six months), and was fueled by our increased content per vehicle (restated for the change in reporting basis for North American production volumes as discussed above), which grew in the quarter and first six months by 25% and 21%, to approximately $43 and $42, respectively (from $35 in each of the respective periods a year ago). The impact of our vehicle content increases on sales, however, were offset significantly by the 9% decrease in North American production volumes during the quarter (4% year-to-date).

The significant improvement in our North American content per vehicle for both the second quarter and first six months of the year reflects new program launches and higher volumes on production ramp-ups of other recently-launched programs. These include a complex integrated front cover module for the GM High Feature V6 engine, balance shaft assemblies for GM's Line 4 and Line 5 engine programs, camshaft phasers and housings for GM's premium V8 engine, and fuel filler tubes launched for the Ford Focus program combined with higher volume ramp-ups on the complex oil pump assembly for Ford's 5R110 transmission (initially being used in the diesel engine application of Ford's heavier duty F-Series trucks) and a water pump assembly for the Honda Accord. Our sales and content growth also reflects higher volumes for our front covers with an integrated oil pump, oil pan, thermostat housing and crossover tube and other components for GM's L850 engine program as GM added this engine as standard equipment on its J-Car vehicle platforms (which includes the Chevrolet Cavalier, Pontiac Sunfire and Saturn Ion models) at the beginning of the 2003 model year and increased volumes on the GM Gen III engine program (used in the production of light trucks, including full-size pickups and SUVs), for certain tensioner and alternator decoupler programs for Ford, GM, Honda and VW and higher volumes on the GM one/two accumulator cover and stator shaft programs produced for GM's 4L60E transmission, offset by continuing requirements for price givebacks to various OEM customers. North American sales represent 76% of our consolidated sales for the quarter and six months year-to-date respectively, down from 78% for the same periods a year ago.

Our 5 European operations, located in Germany and Austria, employ 1,100 employees. During the quarter, sales from our European operations increased by 34% to $61.9 million from $46.1 million a year ago with a stronger euro accounting for $11.7 million or approximately three quarters of this sales growth. For the six-month period, sales increased by 43% to $119.7 million from $83.5 million a year ago with a stronger euro accounting for $22.3 million (or close to two-thirds) of the sales growth. The remaining $4.1 million increase in sales in the quarter ($13.9 million year-to-date) was fueled by growth in our European content per vehicle (presented in euros to exclude the impact of foreign exchange fluctuations) by 7% to 15.53 compared to 14.54 in the same quarter a year ago (up 13% year-to-date to 16.02 from 14.21). The growth in sales for the quarter and six months year-to-date reflects the launch (that had previously been delayed) of a stainless steel fuel tank assembly for the portion of VW's PQ34 program volumes sold in California (where our solution meets stringent emission standards which the existing tank does not), and continued volume increases on the fuel tank assembly programs for Volvo and VW launched in the second half of 2002. The increase also reflects new fuel filler pipe programs for Ford and DaimlerChrysler, higher volumes on the rear-axle crossover component supplied to DaimlerChrysler and a stronger demand for service parts. European sales represented 22% of our consolidated sales in the quarter and first half of fiscal 2003 compared to 19% and 18% for the same periods, respectively, a year ago.

Our 2 Asian manufacturing facilities in South Korea and a small assembly facility in Brazil employ 200 people. Sales for the quarter were down by 26% to $6.4 million from $8.7 million a year ago and represented 2% of our consolidated sales for the period, down from 4% for the same period last year. The sales decrease is due primarily to lower shipments of Ford's FN oil pump; the 1.9L engine oil and water pumps to Ford USA which are expected to balance out soon, and lower exports to Japan as certain older programs produced for Mazda balanced out. These decreases have created some of the required space to launch a front cover and water pump program for Renault-Nissan-Samsung's new SM3 engine program, initial volumes for an upcoming launch of a front cover and water pump program to be exported to GM NAO on their Premium V8 engine used in certain Cadillac models, and other programs, for Jaguar, Daimler Chrysler, GM and others; which will launch later in 2003 and in 2004. For the quarter, the loss of these older programs has only been somewhat offset by the new programs, the strengthening of the Korean won versus the U.S. dollar and the continuation of limited production runs in Brazil. For the first six months of fiscal 2003, sales decreased 18% to $13.2 million versus $16.0 million a year earlier and represented approximately 2% of our consolidated sales compared to approximately 4% for the same period last year.

Tooling and other sales for the quarter decreased by $4.3 million to $12.3 million compared to $16.6 million in the same period a year ago. For the first six months of fiscal 2003, sales decreased 9% to $21.9 million versus $24.1 million a year earlier. The decrease in tooling sales in the quarter occurred primarily in Europe as significant amounts pertaining to the launch of fuel tank assembly programs that were recognized during the second quarter a year ago.

Our systems-focused sales and marketing programs continue to broaden and expand our customer base, as we build on our reputation for providing highly-engineered and cost competitive solutions. This focus is translating into growth in the major automotive markets. In North America, our higher content, and the stronger Canadian dollar led to growth in our sales to North American customers of over 11% to $184.2 million (66% of consolidated sales) for the quarter from $165.4 million (69% of consolidated sales) a year ago, despite industry volume declines. Year to date, sales to our North American customers increased to $362.1 million (66% of consolidated sales) from $315.9 million (69% of consolidated sales).

Sales to our European-based customers grew in the quarter by 27% to $84.3 million (30% of consolidated sales) compared to $66.9 million (28% of consolidated sales) in the same period a year ago, and for the first six months, grew to $163.1 million from $122.4 million in the comparable period for fiscal 2002, representing 30% of Tesma's consolidated sales (27% in the first two quarters of fiscal 2002). The growth was driven by increased content due to recent program launches, higher demand for service parts, increased exports to Europe from our North American and Korean operations and a significant strengthening of the euro (up 24% year-to-date) relative to the U.S. dollar.

For the quarter, sales to Australasian customers increased by 10% to $6.7 million (2% of consolidated sales) compared to $6.1 million (3% of consolidated sales) a year ago due primarily to new launches for Korean domestic customers and a stronger Korean won (up 4% in the quarter versus a year ago) offset partially by lower exports to Japan (to Mazda) from our Korean operations. For the first six months, sales to Australasian customers increased 27% to $13.7 million from $10.8 million for the same period last year, representing approximately 3% of Tesma's consolidated sales (2% a year ago). Our limited production runs in, and exports to, the South American market resulted in an increase in sales to customers in this market by 20% to $3.7 million for the quarter, and 12% to $7.3 million year-to-date.

Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, accounted for 75% of our consolidated sales during the quarter and six months year-to-date, respectively (76% for the three and six-month periods, respectively, a year ago). Our sales to the global operations of GM, our largest customer group, increased to 43% of our consolidated sales in the quarter and six-months year-to-date, compared to 42% for the same periods a year ago, primarily due to continued strength in demand for the engines produced and installed in GM's light truck and high-volume compact car platforms. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the quarter or first six months of the current and prior comparative periods, modules and systems supplied for the GM Gen III and L850 engine programs account for approximately 19% of our consolidated sales in the quarter (19% year-to-date) compared to 16% (16% year-to-date) of our consolidated sales for the same period a year ago.

Gross Margin

Gross margin percentage for the second quarter decreased to 22.8% from 22.9% in the comparable period a year ago and for the first six months of the year, decreased to 21.7% compared to 22.8% a year earlier.

The decrease in our second quarter gross margin is largely due to the negative impact of the 9% decline in North American production volumes on production capacity utilization, increased operating, development and engineering costs at certain North American divisions and at our Korean facilities in the midst of, or preparing for, program launches, and continued pricing concessions demanded by our customers. Partially offsetting these negative impacts in the quarter were improvements in capacity utilization and production efficiencies at certain facilities and rebates on the portion of Ontario hydro costs that exceeded recently legislated price ceilings effective retroactively to May 2002 when the market was deregulated.

On a year-to-date basis, our gross margin percentage decreased due to the aforementioned factors combined with a shift in mix towards programs with much higher material content, modules and systems (including the transmission oil pump for the Ford 5R110 program, our front engine cover assembly programs, various water management assemblies and fuel tank assembly programs in Europe), increased rental costs (with a corresponding reduction to depreciation) for certain manufacturing facilities sold to Magna International Developments Inc. (MID) in our first quarter and now leased back, the increased costs associated with annual wage increases and continuing operating issues and losses at Eralmetall.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter, as a percentage of sales, increased slightly to 5.9% from 5.8% for the same period a year ago. Absolute costs increased from $14.0 million to $16.5 million in large part due to the stronger Canadian dollar and euro (up 11% and 24% respectively) relative to the U.S. dollar, which added approximately $2.0 million on translation. For the first six months, selling, general and administrative costs were $32.5 million (6.0% of consolidated sales) compared to $28.6 million (6.3% of consolidated sales) in the prior year. The year-to-date increase resulted primarily from foreign exchange translation (largely on the strength of the Canadian dollar and euro relative to the U.S. dollar for the first six months) which contributed $3.2 million of additional translated amounts, increased incentive-based compensation on higher pretax earnings, and higher sales, marketing and travel costs reflecting our growing presence offset only partially by lower specific charges paid to Magna (see below).

As discussed in our previous quarter, commencing January 1, 2003, specific charges paid to Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna, have been reclassified primarily as part of selling, general and administrative costs (with prior year comparative figures restated on the same basis). These specific charges are negotiated annually and are based on the level of benefits or services provided to us by ServiceCo and include, but are not limited to: specialized legal, environmental, treasury, information technology and employee relations services, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, we paid $0.4 million to ServiceCo for specific charges, consistent with the same period a year ago. For the six-month period, we paid $0.9 million for specific charges compared to $1.4 million in the prior year. The amount paid in the prior year included approximately $0.8 million in reimbursements for additional costs billed by Serviceco for services provided in calendar 2001.

Depreciation and Amortization

Depreciation and amortization charges for the quarter were $12.8 million compared to $10.0 million in the comparable period in the prior year, and for the first six months, were $24.1 million compared to $19.4 million a year ago. The amount recorded in the quarter excluded approximately $1.0 million ($1.7 million year-to-date) of depreciation that would have been recorded in the normal course on the group of assets written down at Eralmetall in December 2002 as a result of an impairment review. The increase in depreciation charges was the result of our continuing investment in capital assets (over $65.6million in the past twelve months) - primarily for facility upgrades and equipment for new programs, many of which were put into service for launches occurring during our stub period and in the first half of the current fiscal year. Similar to other lines in our income statement, foreign currency translation significantly affected reporting amounts adding approximately 11%, or $2.2 million year-to-date, to depreciation and amortization charges.

Interest, net

Net interest for the quarter amounted to $0.2 million of interest income compared to $0.6 million in interest expense for the same period last year and similarly, during the first six months, was $0.1 million of interest income compared to $1.3 million of interest expense last year. These improvements resulted primarily from our higher levels of cash available for investment in short-term interest-bearing investments since the completion of our public offering of Class A Subordinate Voting Shares in July 2002, the proceeds received on the sale and leaseback of certain real estate with MID (see Note 5 of our consolidated interim financial statements) and excess cash generated by operations.

Affiliation and Social Fees

Affiliation and social fees paid to Magna increased to $3.2 million in the quarter from $2.8 million in the same period last year, and increased to $6.2 million for the six-month period from $5.2 million in 2002, and were comprised by the following:

-         Under our amended and restated affiliation agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay an affiliation fee calculated as 1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. In the quarter, we paid $2.7 million ($5.4 million for the first half of fiscal 2003) under the affiliation agreement, compared to $2.4 million ($4.5 million for the first six months) in the second quarter a year ago, entirely as a result of our increased sales levels.

-         Under our social fee agreement with Magna that expires on December 31, 2009 (subject to annual renewals thereafter), we pay Magna a social fee of 1.5% of pretax profits as a contribution towards social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies. In the quarter, we paid $0.5 million ($0.8 million year-to-date) in social fees, slightly higher than $0.4 million ($0.7 million for the first six months) paid in the same period a year ago.

Income Before Income Taxes

Income before income taxes increased by 11% to $31.2 million for the quarter from $28.1 million in the same period a year ago, while for the first six months, increased 14% to $55.6 million from $48.9 million for the first two quarters of the prior year. For the quarter, this increase reflects the $8.0 million improvement in our gross margins and interest income, partially offset by higher selling, general and administrative costs, increased depreciation charges and higher affiliation and social fees.

Fueled by higher sales levels and the strengthening Canadian dollar, income before income taxes at our North American operations for the quarter increased by 10% to $27.7 million from $25.2 million in the second quarter last year and for the first six months, increased 17% to $49.1 million from $42.0 million for the same period a year ago. Results for our European operations improved as income before income taxes increased to $4.4 million for the quarter compared to $2.1 million for the same period a year ago and to $8.1 million for the first six months from $5.7 million for the first half of last year. These improvements reflect $0.9 million ($1.6 million year-to-date) in translation increases due to a strengthening euro, improved results at our Austrian subsidiary, and reduced depreciation charges at Eralmetall due to the asset write down in December 2002. Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $1.0 million in the second quarter (compared to income of $0.7 million in the same period last year) as a result of lower sales levels due to the 'balancing out' of older jobs combined with higher engineering, design and other product development and support costs for upcoming program launches. For the same reasons, for the first six months of fiscal 2003, income before income taxes decreased to a loss of $1.6 million compared to $1.2 million in income for the same period in the prior year.

Net Income and Earnings per Share

Our effective income tax rate for the quarter was 31.8%, lower than the 34.9% in the same period a year ago and for the first six-months, was 32.5% compared to 34.2% a year ago. In the current quarter, a lower rate was achieved as taxable income in certain subsidiaries was offset by tax loss carryforward amounts not previously benefited. In the second quarter a year ago, losses at certain subsidiaries that were not tax effected caused the effective rate to be higher.

Our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter increased by 16% to $21.3 million, compared to $18.3 million in the same period a year ago, and for the first six months, increased 17% to $37.6 million from $32.2 million a year ago. Excluding the impact of the strengthening of foreign currencies (primarily the Canadian dollar and the euro), net income would have increased by $0.5 million and $1.9 million during the quarter and first six months, respectively, over the same periods a year ago.

Basic earnings per Class A Subordinate Voting Share or Class B Share for the quarter increased by 6% to $0.66 from $0.62 in the same period last year while diluted earnings per Class A Subordinate Voting Share or Class B Share increased by 8% in the quarter to $0.66 from $0.61 last year. For the six-month period, basic and diluted earnings per share increased to $1.16, respectively, from $1.09 and $1.08, respectively, for the same period in the prior year. These figures reflect increases in the average number of basic and diluted shares outstanding in the quarter to 32.3 million (up 10%) and 32.5 million (up 9%), respectively, (from 29.4 million and 29.9 million, respectively, a year ago) due primarily to the 2.85 million Class A Subordinate Voting Shares issued in our July 2002 public offering. Similarly, on a year-to-date basis, basic and diluted shares increased to 32.3 million and 32.5 million, respectively, from 29.4 and 29.8, respectively, for the first six months last year.

FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

Our cash balances at June 30, 2003, net of bank indebtedness, were $136.9 million compared to $114.4 million at the end of our first quarter and $89.0 million at December 31,2002. The $22.5 million increase in net cash balances in the quarter is due primarily to cash provided from operating activities, proceeds received from the disposal of capital and other assets, proceeds on the issuance long-term debt, and proceeds from the issuance of Class A Subordinate Voting Shares on the exercise of stock options. These increases were offset by cash used for continuing investments in capital assets, the payment of dividends, reductions in bank indebtedness levels and the payment of regularly-scheduled debt repayments. In addition, the strengthening of the Canadian dollar, the currency in which a majority of our net cash balances are held, caused the translated balance to increase by approximately $10.9 million.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, increased by 22% from $32.1 million in the second quarter of last year to $39.2 million this year due to our increased net income and higher non-cash charges, consisting mainly of depreciation and amortization charges and future tax provisions. For the first six months, cash provided from operations was $68.7 million, up from $54.6 million (up 26%) in the same period last year. Incremental investments in non-cash working capital in the quarter were $11.7 million ($24.2 million year-to-date), compared to $1.3 million ($2.2 million year-to-date) provided from non-cash working capital in the same period in the prior year. This increased investment compared to last year resulted primarily from increases in accounts receivable and inventory levels associated with our higher sales activities, offset partially by increased levels of accounts payable and accruals.

Investing Activities

Cash spent on investing activities in the three and six-month periods were $14.3 million and $6.5 million, respectively, compared to $16.5 million and $38.0 million, respectively, for the same periods in the prior year. The significant reduction in net spending so far this year is due primarily to proceeds of $25.0 million received on the sale and subsequent leaseback of our campus property to MID during our first quarter. Continued investments in capital assets were $15.0 million in the second quarter (compared to $15.9 million in the second quarter last year) and $33.2 million for the first six months ($36.4 million for the same period a year ago). Our capital asset additions in the quarter relate primarily to facility upgrades and machinery and equipment to support program launches and increased sales activities.

Capital assets purchased for our North American operations accounted for 63% and 56% of the total capital spending in the second quarter and six-month period year-to-date, respectively (compared to 68% and 72%, respectively, for the same periods last year), with our European operations accounting for 12% and 21%, respectively for these periods, (down from 29% and 26% of our total spending, respectively, in the same periods last year) and our Asian and other operations accounting for 25% of our spending in the second quarter and 23% of our year-to-date spending (up from 3% and 2% of our spending in these periods last year). The increased spending for our Asian operations is due to a 60,000 square foot expansion at one of our Korean facilities and new machinery and equipment required to support upcoming program launches.

Our target is to maintain annual capital spending (net of disposals) under a threshold of 50% of earnings before interest, taxes, depreciation and amortization (EBITDA). In certain circumstances, we may exceed this limit as the trend to outsourcing and modularization in the powertrain area may create significant opportunities for the award of new business which may require significant capital investments on an expedited basis.

Financing Activities

Cash used for financing activities in the three and six-month periods were $6.7 million and $8.9 million, respectively compared to $nil and $0.2 million provided by financing activities for the same periods last year. In the quarter, funds used to reduce operating lines of credit amounted to $6.1 million compared to $3.7 million provided through operating lines in the same period a year ago and for the first six months, funds used to reduce operating lines of credit were $2.4 million compared to $6.6 million provided in the same period last year. This decrease resulted primarily from lower levels of outstanding cheques drawn on our North American bank accounts and from repayments made against operating lines at our Austrian subsidiary which utilized a portion of additional funds acquired under an existing long-term debt facility for this purpose.

As referred to above, upon meeting certain requirements under an existing long-term debt facility, additional funds totaling $3.3 million were obtained during the quarter by one our Austrian operations. Offsetting this increase, scheduled debt repayments of $0.3 million ($0.6 million year-to-date) were made during the quarter compared to $0.9 million ($1.6 million year-to-date) in the same period last year.

Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax-profits on a rolling three-year basis. We continue to declare and pay our quarterly dividends in Canadian dollars as Canadian resident investors currently hold the majority of our outstanding shares and trading of our Class A Subordinate Voting Shares occurs predominantly on The Toronto Stock Exchange.

During the quarter, dividends totaling $3.8 million (Cdn $0.16 per share) were paid out compared to $3.0 million ($0.16 per share) in the same period a year ago with the increase resulting from foreign exchange increases and on an increase in the number of Class A Subordinate Voting Shares outstanding. For the first six months, dividends totaling $9.5 million were paid out consisting of $7.1 million (Cdn $0.16 per share, per quarter) in total paid in January and June on account of the quarters ending on October 31, 2002 and March 31, 2003 and $2.4 million (Cdn $0.11 per share) paid in March on account of dividends declared for the two-month period ended December 31, 2002 (when we implemented the change in our fiscal year end to December). In the first six months of the prior year, $5.9 million in dividends were paid out. The current year dividend payments reflect a 10% increase in the number of shares outstanding primarily as a result of our public share offering of 2.85 million Class A Subordinate Voting Shares in July 2002.

During the quarter, $0.2 million ($0.2 million year-to-date) was received on the issuance of Class A Subordinate Voting Shares due to the exercise of incentive stock options compared to $0.3 million ($1.2 million year-to-date) for the same period last year.

Financing Resources

At June 30, 2003 we had cash and cash equivalents on hand (net of bank indebtedness) of $136.9 million. In addition, we had unused and available credit facilities (excluding facilities available for foreign exchange purposes) approximating $71 million. Only 5% of our long-term debt of $59.3 million becomes due and payable in the next 12 months, while approximately 90% does not mature until 2006 or later. Our total debt to total capitalization ratio at June 30, 2003 was approximately 10%, unchanged from December 31, 2002 and March 31, 2003.

Shareholders' Equity

Shareholders' equity increased to $496.1 million from $410.2 million at December 2002 and from $445.1 million at the prior quarter due mainly to an increase in earnings retained in the Company and a significant increase in the value of the currency translation adjustment account. As a result, the book value per Class A Subordinate Voting Share or Class B Share on a diluted basis increased by 12% to $15.30 per share (Cdn $20.64) as at June 30, 2003, from $13.73 per share (Cdn $20.16) at March 31, 2003 and from $12.66 per share (Cdn $19.85) at December 31, 2002.

The currency translation adjustment account represents the unrealized increase in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Korean and South American operating and/or reporting entities which collectively account for the majority of our total equity. The significant increase in the currency translation adjustment account at June 30, 2003 is primarily the result of a strengthening of the Canadian dollar and euro relative to the U.S. dollar since December 31, 2002.

FOREIGN CURRENCY ACTIVITIES

In our operations, where possible, we negotiate sales contracts and purchase materials, equipment and labour generally in the functional currency of the region in which the operation is located. This allows foreign currency cash flows for the purchase of materials and capital equipment denominated in foreign currencies to be naturally hedged when contracts to deliver certain products are also denominated in those same foreign currencies.

In an effort to manage any remaining exposure, we employ hedging programs primarily through the use of foreign exchange forward contracts that extend through the expected duration of the underlying production programs. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We are exposed to credit risk from the potential default by counterparties on our foreign exchange forward contracts, but mitigate this risk by dealing with multiple counterparties who are considered to be high quality credits. Despite these measures, significant long-term movements in relative currency values could affect our operating results. Additionally, as discussed earlier, now that we are reporting in U.S. dollars, our future results could be positively or adversely affected by future movements of the U.S. dollar against the Canadian dollar, the euro, the Korean won or the Swiss franc which, in aggregate, comprise the majority of the currencies in which we transact business.

CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements and notes contained in our December 31, 2002 Report to Shareholders.

OTHER MATTERS

Sale-Leaseback Transaction with Magna

As previously reported, on January 31, 2003, we completed a sale-leaseback transaction with MID, a wholly-owned subsidiary of Magna, for all land and buildings comprising our corporate campus which includes the corporate head office and the lead manufacturing facilities in each of our Engine and Transmission Technologies groups.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) was sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, we entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and will make lease payments of approximately $2.4 million per year, with approximately 75% pertaining to certain manufacturing facilities.

OUTLOOK

Second quarter North American OEM vehicle production was down 9% over the number of units produced in the same period a year ago. Among the 'Big Three', production volume reductions ranged from 9% to 13%, with GM, our largest customer, experiencing declines of approximately 12%. Production volumes for the 'New Domestics' remained consistent with the previous year. Additionally, despite lower overall production levels, light vehicle inventories exceeded the 60 day level throughout the second quarter. As a result, we remain guarded about the short-term production outlook for North America and, based on industry forecasts, we anticipate that production volumes will approximate 3.7 million units in the third quarter (7.6 million for the second half of 2003) and 15.9 million units for the full 2003 fiscal year. Similarly, in Europe, we are anticipating that production will weaken somewhat in the second half, particularly towards the end of the year. We expect 3.7 million units to be produced in the third quarter and 16.0 million for the full 2003 fiscal year. In spite of these forecasts, our content per vehicle is increasing and we expect to experience overall sales growth in excess of 15% (including the impact of foreign exchange at the current rates in effect) for our fiscal year ending December 31, 2003.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or performance, or our underlying assumptions. The words 'estimate', 'anticipate', 'believe', 'expect', 'intend' and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.

For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We specifically note that the evaluation of the viability of the operations of our Eralmetall die-casting facility (completion of which is pending the final resolution of certain ongoing initiatives) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.